September 19, 2025

Manuel Garciadiaz
Partner
Davis, Polk & Wardwell
Av. Presidente Juscelino Kubitschek
2041 Torre-E
Sao Paolo, Brazil

       Re: Vasta Platform Ltd
           Schedule TO filed September 17, 2025
           Schedule 13E-3 filed September 17, 2025
           Filed by Cogna Educacao, S.A.
           SEC File No. 5-91599
Dear Manuel Garciadiaz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in the Offer to Purchase included as an exhibit to the Schedule TO, and all page references in these comments are to the Offer to Purchase.

Schedules 13E-3 and TO filed September 17, 2025
Offer to Purchase - General, page i

1.     Disclosure on the cover page of the Offer to Purchase includes the following
       description of Minimum Tender Condition: "tendering holders of Securities shall have validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Class A Common Shares, other than any Class A Common Shares beneficially owned by Purchaser, that constitute at least 90% (the
Minimum Tender
       Amount   ) in value of the total outstanding Class A Common Shares of the Company
       (the    Minimum Tender Condition   )." It is unclear from this
definition whether this
       Offer condition is satisfied only if 90% of Class A Common held by unaffiliated
 September 19, 2025
Page 2

       shareholders tender and do not withdraw such shares, or whether the 51.1% of Class
       A Common Shares held by Lagos Capital Corp. and other affiliates will be included in this figure. Please revise to clarify.
2. We note the disclosure under "Introduction" on page 8 of the Offer to Purchase that
       "Lagos Capital Corp. holds 8,040,098, or 51.1% of the Company's Class A Common
       Shares." We further note the disclosure that Lagos is an affiliate of a "reference shareholder of the Purchaser, Alaska Investimentos Ltda, who holds, directly or indirectly, approximately 17% of the common stock of the Purchaser and has the right to appoint two directors to Purchaser's board of directors." These facts appear to indicate that these entities may be "on both sides of this transaction," in the sense that they are affiliates of both bidder and target company in the Offer. Please revise the disclosure to explain what is meant by a "reference shareholder," and clarify the relationship between Alaska Investimentos Ltda and Lagos Capital. In addition, in your response letter, explain why Alaska and Lagos have not been included as filing persons on the Schedule 13E-3/TO-T, or revise to include them and to provide all disclosure required as to each individually, to the extent such information does not already appear in the Offer to Purchase.
3. See our last comment above. Revise the Offer to Purchase generally to clarify and discuss the role of these affiliates (Lagos and Alaska and the persons or entities who control them) in the going private transaction, through share ownership of Vasta and affiliation with Purchaser, and (if applicable) their role in initiating, negotiating or structuring this transaction, and their participation in the Offer (if applicable).
Purpose of and Reasons for the Offer, page 12

4. Discuss the reasons for the timing of the Offer and why Purchaser chose this transaction structure. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation
       M-A. If alternative structures were considered, please list them and explain why the
       Purchaser chose to conduct a tender offer. See Item 1013(b) of Regulation M-A.
Plans for the Company after the Offer, page 13

5. We note the following disclosure on page 13: "Purchaser has no current proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the
       Company or any of its subsidiaries, (iii) any material change in the
Company   s
       present dividend rate or policy or the indebtedness or capitalization of the Company
       or (iv) any other material change in the Company   s corporate structure
or business."
       However, in multiple places in the Offer to Purchase, you state the Purchaser's intention to conduct a compulsory acquisition after the Offer closes, which will result in the purchase of all Class Common Shares not tendered in the Offer. Please revise or advise.
Conditions to the Offer, page 31

6. A tender offer may be conditioned on any number of objective conditions, the occurrence or non-occurrence of which are outside the bidder's control.
See
 September 19, 2025
Page 3

       Release No. 34-43069 (July 24, 2000). It appears from the last paragraph in this section that Purchaser has reserved the right to determine the satisfaction of any of the listed Offer conditions in its "sole judgment," which may render the Offer illusory.
       See Compliance and Disclosure Interpretation 101.01 (March 17, 2023) (available at
       www.sec.gov). Please revise.
Dividends and Distributions, page 31

7. We note the following disclosure: "The Offer Price will be adjusted for any potential dividends or other distributions which may be paid between the date on which the
       Offer was announced and the Expiration Date of the Offer." If Purchaser reduces the
       Offer price to adjust for dividends paid while the Offer is pending, please note we would view this as a change in the consideration subject to Rule 14e-1(b), which, depending on when the adjustment occurs, might require an extension of the Offer after notice of the change is disseminated to securityholders. Please revise the disclosure in the Offer to Purchase accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions